Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

June 30, 2015

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the six month period ended June 30, 2015. These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 22.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 17.

The effective date of this MD&A is August 5, 2015.

June 30, 2015	Page	2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

June 30, 2015	Page	3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	OVERVIEW

Financial Results and Review of Operations for the Second Quarter of 2015

•	On May 18, 2015, the Oyu Tolgoi Underground Mine Development and Financing Plan was signed addressing key outstanding shareholder matters and setting out long-term funding of the project.

•	Following signing of the Underground Mine Development and Financing Plan, Turquoise Hill and Rio Tinto are advancing project financing and updating the underground feasibility study.

•	Oyu Tolgoi achieved a solid safety performance with an All Injury Frequency Rate of 0.22 per 200,000 hours worked for the first half of 2015.

•	Oyu Tolgoi recorded revenue of $421.3 million in Q2’15 on sales of 189,800 tonnes of concentrate, a 1.2% reduction over Q1’15 reflecting lower gold prices partially offset by higher concentrate sales.

•	Turquoise Hill reported income from continuing operations attributable to shareholders of $49.9 million.

•	Turquoise Hill generated operating cash flow of $239.2 million during Q2’15.

•	Concentrate production for Q2’15 increased 64.6% over Q1’15 due to a 20.1% increase in concentrator throughput and higher head grades.

•	In Q2’15, Oyu Tolgoi delivered record-setting concentrate production and throughput.

•	Copper and gold in concentrates for Q2’15 increased 64.6% and 176.7% respectively over Q1’15.

•	Oyu Tolgoi began accessing higher-grade material in Q2’15 and mining and processing of higher-grade ore is expected to continue into the second half of 2015.

•	Turquoise Hill continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015.

•	On July 9, 2015, Oyu Tolgoi marked the second anniversary of its first shipment of concentrate.

•	Turquoise Hill’s cash and cash equivalents at June 30, 2015 were $1.2 billion.

June 30, 2015	Page	4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2.	SELECTED QUARTERLY DATA

The following table sets forth selected unaudited quarterly financial information for each of the eight most recent quarters.

($ in millions of dollars, except per share information)	Quarter Ended
	Jun-30 2015	Mar-31 2015	Dec-31 2014	Sep-30 2014
Revenue
Copper-gold concentrate	$421.3	$426.2	$670.6	$491.6
Total revenue	$421.3	$426.2	$670.6	$491.6

Net income (loss) from continuing operations attributable to the Company	$49.9	$67.1	$143.2	$45.0
Income (loss) from discontinued operations attributable to the Company	(25.0)	29.1	(9.6)	(137.9)
Net income (loss) attributable to the Company	$24.9	$96.2	$133.6	$(92.9)

Basic income (loss) per share attributable to the Company
Continuing operations	$0.02	$0.03	$0.07	$0.02
Discontinued operations	(0.01)	0.01	-	(0.07)
Total	$0.01	$0.04	$0.07	$(0.05)
Diluted income (loss) per share attributable to the Company
Continuing operations	$0.02	$0.03	$0.07	$0.02
Discontinued operations	(0.01)	0.01	-	(0.07)
Total	$0.01	$0.04	$0.07	$(0.05)

	Jun-30 2014	Mar-31 2014	Dec-31 2013(a)	Sep-30 2013(a)
Revenue
Copper-gold concentrate	$459.5	$113.9	$51.5	$-
Total revenue	$459.5	$113.9	$51.5	$-

Net income (loss) from continuing operations attributable to the Company	$20.1	$(9.4)	$242.2	$(65.3)
Loss from discontinued operations attributable to the Company	(12.2)	(12.2)	(103.8)	(28.8)
Net income (loss) attributable to the Company	$7.9	$(21.6)	$138.4	$(94.1)

Basic income (loss) per share attributable to the Company
Continuing operations	$0.01	$(0.01)	$0.19	$(0.06)
Discontinued operations	(0.01)	(0.01)	(0.08)	(0.02)
Total	$-	$(0.02)	$0.11	$(0.08)

Diluted income (loss) per share attributable to the Company
Continuing operations	$0.01	$(0.01)	$0.19	$(0.06)
Discontinued operations	(0.01)	(0.01)	(0.08)	(0.02)
Total	$-	$(0.02)	$0.11	$(0.08)

(a) Financial information for 2015 and 2014 has been prepared under IFRS; financial information for 2013 was prepared under U.S. GAAP and has not been restated in the above table. Please refer to Section 11 – INTERNATIONAL FINANCIAL REPORTING STANDARDS – on page 15 on this MD&A.

3.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. The Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes).

As at June 30, 2015, Turquoise Hill held a 22.6% interest in SouthGobi Resources Ltd. (SouthGobi), which owns the Ovoot Tolgoi coal mine in southern Mongolia.

June 30, 2015	Page	5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In Q2’15, the Company recorded net income attributable to owners of Turquoise Hill of $24.9 million ($0.01 per share) compared with net income of $7.9 million ($nil per share) in Q2’14, an increase of $17.0 million. Results for Q2’15 reflect the impact of lower production costs, partly offset by one-time charges and adjustments relating to agreements made as part of the Oyu Tolgoi Underground Mine Development and Financing Plan signed on May 18, 2015, and loss on partial divestment of SouthGobi on April 23, 2015.

Operating cash flows in Q2’15 were $239.2 million compared with $153.8 million in Q2’14, reflecting production and delivery cost improvements, effective working capital management, and receipts relating to sales shipments not collected from the warehouse by customers at the period end. These benefits contributed to a $133.9 million increase compared with Q1’15.

Additions to property, plant and equipment were $36.4 million in Q2’15, including approximately $33.9 million for sustaining capital activities including the tailing storage facility.

Turquoise Hill’s cash and cash equivalents at June 30, 2015 were $1.2 billion.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012 and first concentrate was produced in January 2013.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support a nominal throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed pending resolution of matters with the Government of Mongolia, which was reached on May 18, 2015.

Oyu Tolgoi Underground Mine Development and Financing Plan

On May 18, 2015, Turquoise Hill, the Government of Mongolia and Rio Tinto announced the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (the Underground Plan), which addressed key outstanding shareholder matters and set out an agreed basis for the funding of the project. The Underground Plan confirmed the project cost for Oyu Tolgoi’s initial construction and development and reinforced the principles set out in the Investment Agreement and the Amended and Restated Shareholders Agreement (ARSHA).

The agreements addressed key outstanding matters including the following specific items: tax matters, the 2% net smelter royalty, sales royalty calculation and management services payments. The agreements also addressed the sourcing of power for Oyu Tolgoi from within Mongolia. The overall value impact for the Company in connection with the agreements is less than 2% of the value of the reserve case of $7.4 billion presented in the 2014 Oyu Tolgoi Technical Report.

In 2003, Turquoise Hill acquired a 2% net smelter royalty from BHP Billiton. The enforceability of the royalty was challenged by the Assistant General Prosecutor of Mongolia under Mongolian law. The Company determined, as part of the Underground Plan negotiated, that it would not contest its right to receive payment and consequently recognized a charge of $36.8 million in Q2’15 for write-off of the original royalty acquisition cost.

In June 2014, Oyu Tolgoi LLC received a Tax Act (Tax Assessment) from the Mongolian Tax Authority as a result of a general tax audit for the period 2010 through 2012. Oyu Tolgoi appealed the assessment and in September

June 30, 2015	Page	6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2014 received a response reducing the amount of tax, interest and penalties claimed to be payable, from approximately $127.0 million to approximately $30.0 million. In a separate agreement with the Government of Mongolia, Oyu Tolgoi agreed, without accepting liability and without creating a precedent, to pay the amount of the determination by way of settlement to resolve the tax matter. A final charge of $22.1 million has been recognized in Q2’15 for settlement of amounts not previously paid or provided for in relation to the Tax Assessment.

The parties agreed that Oyu Tolgoi’s 5% sales royalty paid to the Government of Mongolia will be calculated on gross revenues by not allowing deductions for the costs of processing, freight differentials, penalties or payables. Oyu Tolgoi has recalculated royalties payable accordingly since the commencement of sales and submitted an additional amount payable in Q2’15 of approximately $17.1 million to the Government, which includes approximately $14.5 million on previous years’ sales.

Notwithstanding the terms of the ARSHA, the parties agreed that in calculating the Management Services Payment (MSP), the rate applied to capital costs of the underground development will be 3% instead of 6%, as provided by the ARSHA. The MSP rate on operating cost and capital related to current operations remains at 6%. In accordance with the ARSHA, 50% of the MSP is payable to Turquoise Hill and 50% to Rio Tinto.

Oyu Tolgoi LLC and Turquoise Hill agreed to prepare and submit working assumptions for possible support of Oyu Tolgoi LLC’s obligations under a potential power purchase arrangement from the Tavan Tolgoi power plant project.

Next steps toward the underground development include updating and receiving approval of the underground feasibility study and completing the approximate $4.0 billion in project financing.

Turquoise Hill continues to expect signing of project financing by the end of 2015. The 2015 Oyu Tolgoi Feasibility Study, which was submitted to the Mongolian Minerals Council (the MMC) in March 2015, has been tentatively accepted pending an update of schedules and alignment with the Underground Plan. This update is due to be resubmitted to the MMC in September 2015. Ahead of final approval of the project by the Turquoise Hill, Rio Tinto and Oyu Tolgoi boards, an update to the capital estimate will be completed in parallel with other pre-start activities. The preferred engineering, procurement and construction management contractor has been engaged to complete this work along with some critical path detailed engineering.

Underground development prior to August 2013 suspension

Prior to the suspension in August 2013, underground lateral development at Hugo North had advanced approximately 16 kilometres off Shaft #1. Sinking of Shaft #2, the primary operations access and initial production hoisting shaft, had reached a depth of 1,168 metres below surface, 91% of its final depth of 1,284 metres. The 96 metre-high Shaft #2 concrete headframe has been constructed. Sinking of Shaft #5, a dedicated exhaust ventilation shaft, had reached a depth of 208 metres, 17% of its final depth of 1,174 metres. Surface facilities, including offices, mine dry, and workshop, are in place to support initial pre-production development and construction.

Care and maintenance activities have continued for Shaft #1, facilities and mobile equipment. Ground remediation work is underway and execution readiness activities have commenced in preparation for restarting underground development.

Q2’15 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a solid safety performance with an All Injury Frequency Rate of 0.22 per 200,000 hours worked for the first half of 2015.

June 30, 2015	Page	7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key financial metrics for Q2’15 are as follows:

Oyu Tolgoi Key Financial Metrics*

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015	Full Year 2014

Revenue ($’000,000)	113.9	459.5	491.6	670.6	426.2	421.3	573.4	847.5	1,735.6
Concentrates sold (‘000 tonnes)	48.2	202.5	220.3	262.7	167.7	189.8	250.7	357.5	733.7
Revenue by metals in concentrates ($’000,000)
Copper	78.6	300.8	319.1	368.5	190.2	220.3	379.4	410.5	1,066.9
Gold	33.9	153.0	167.2	296.4	232.3	197.4	186.9	429.7	650.5
Silver	1.4	5.7	5.3	5.7	3.6	3.6	7.1	7.2	18.2
Cost of sales ($’000,000)	93.5	375.0	363.8	402.8	257.9	225.7	468.5	483.6	1,235.1
Production and delivery costs	64.5	262.2	243.6	279.5	173.9	147.4	326.7	321.3	849.8
Depreciation and depletion	29.0	112.8	120.2	123.3	83.9	78.2	141.8	162.1	385.3
Capitalized property, plant and equipment ($’000,000)	49.9	44.8	38.3	25.7	30.4	36.4	94.7	66.8	158.7
Underground evaluation costs capitalized	8.4	9.4	5.1	4.2	3.4	2.5	17.8	5.9	27.1
Royalties	5.9	23.5	25.4	36.6	21.9	49.8	29.4	71.7	91.5
Unit costs ($ per pound of copper)**
C1					0.09	0.73			1.14
All-in sustaining					0.96	1.26			1.95

* Beginning on January 1, 2015, Turquoise Hill began preparing its financial statements in accordance with IFRS; all financial metrics included in the above table are prepared on the newly adopted IFRS basis. Any financial information in this MD&A should be reviewed in consultation with the Company‘s condensed interim consolidated financial statements.

** Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for reconciliation of these metrics, including total cash operating costs, to the financial statements.

Revenue in Q2’15 decreased by 1.2% over Q1’15. Lower revenues reflect a fall in gold prices, partially offset by higher volumes of copper-gold concentrate sales. The Q2’15 mix of revenue by metals is the result of inventory with lower contained gold drawn down during the quarter from concentrate produced in Q1’15. Gross margin at 46.4% for the quarter increased from 39.5% in Q1’15, due to the combined effect of higher overall volumes sold and cost improvements as Oyu Tolgoi continued to optimize operations, which offset the impact of lower gold sales.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs.

Total additions capitalized to property, plant and equipment, on an accruals basis, for Q2’15 were $36.4 million (Q2’14: $44.8 million) and comprised approximately $33.9 million for sustaining activities, including the tailings storage facility and deferred stripping.

Total cash operating costs at Oyu Tolgoi in Q2’15 were $284.6 million. Following transition to IFRS, the 5% royalty payable to the Government of Mongolia, previously deducted from revenue, is reflected as a cash operating expense, and production phase stripping costs, previously included within cash operating expense, are capitalized and depreciated. Please refer to Section 11 – INTERNATIONAL FINANCIAL REPORTING STANDARDS – on page 15 of this MD&A. During Q2’15, Oyu Tolgoi continued to improve and optimize operations in order to reduce costs across the mine’s operation.

Oyu Tolgoi’s C1 costs in Q2’15 were $0.73 per pound, compared with $0.09 per pound in Q1’15. The increase is driven by reduced by-product credits compared with Q1’15 as inventory with lower contained gold content was sold during the quarter, combined with the impact of certain adjustments relating to the signing of the Underground Plan on May 18, 2015. The adverse impact on C1 costs of reduced by-product revenue and

June 30, 2015	Page	8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Underground Plan adjustments was partly offset by the impact of higher production volumes. Oyu Tolgoi’s open-pit mine has a high-grade zone containing a large proportion of gold in addition to copper; Turquoise Hill anticipates quarterly fluctuation of C1 costs as the quantity of gold in concentrates sold varies after ore from this zone is fed through the mill.

Income from continuing operations attributable to owners of Turquoise Hill in Q2’15 has been reduced by a charge of $36.8 million for write-off of the net smelter royalty purchased from BHP Billiton in 2003, and by owners’ share of adjustments to Oyu Tolgoi segment income following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan on May 18. Adjustments to the Oyu Tolgoi segment income mainly relate to: recalculation of prior periods’ sales royalties to the Government of Mongolia ($17.1 million); and payment agreed for settlement of the June 2014 Tax Assessment ($22.1 million).

Key operational metrics for Q2’15 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	1H 2014	1H 2015	Full Year 2014

Open pit material mined (‘000 tonnes)	21,621	16,861	19,493	18,944	21,999	22,094	38,482	44,093	76,919
Ore treated (‘000 tonnes)	5,560	7,778	7,029	7,505	7,512	9,025	13,338	16,536	27,872
Average mill head grades:
Copper (%)	0.52	0.53	0.59	0.74	0.52	0.69	0.52	0.61	0.60
Gold (g/t)	0.49	0.60	0.80	1.46	0.48	1.09	0.55	0.82	0.86
Silver (g/t)	1.52	1.57	1.64	1.65	1.16	1.46	1.55	1.33	1.60
Concentrates produced (‘000 tonnes)	102.9	140.0	134.1	186.7	130.9	215.5	242.9	346.4	563.6
Average concentrate grade (% Cu)	24.6	25.8	27.3	26.9	25.7	25.6	25.3	25.7	26.3
Production of metals in concentrates:
Copper (‘000 tonnes)	25.3	36.2	36.6	50.3	33.6	55.3	61.5	88.9	148.4
Gold (‘000 ounces)	66	113	132	278	86	238	179	324	589
Silver (‘000 ounces)	163	229	216	286	184	297	391	481	893
Sales of metals in concentrates:
Copper (‘000 tonnes)	13.1	51.6	53.6	67.6	42.1	46.3	64.7	88.4	185.8
Gold (‘000 ounces)	28	126	144	263	200	177	154	377	561
Silver (‘000 ounces)	78	309	323	383	219	245	387	464	1,093
Metal recovery (%)
Copper	87.9	87.6	89.3	90.7	86.8	88.6	87.7	87.9	89.1
Gold	75.5	74.8	74.8	78.6	71.6	75.6	75.1	74.6	76.6
Silver	59.3	58.6	58.6	71.6	65.4	70.6	58.7	68.5	62.3

Oyu Tolgoi began accessing higher-grade material in Q2’15. Record-setting concentrate production for Q2’15 increased 64.6% over Q1’15 due to a 20.1% increase in concentrator throughput and higher head grades. Throughput for Q2’15 also set records for Oyu Tolgoi. Copper and gold in concentrates increased 64.6% and 176.7% respectively over Q1’15.

June 30, 2015	Page	9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the ARSHA dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At June 30, 2015, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $6.8 billion, including accrued interest of $1.4 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%. Subsidiaries of the Company have accrued $135.8 million in deferred tax liabilities for the withholding taxes due upon payment of the accrued interest by Oyu Tolgoi. In Q2’15, Oyu Tolgoi repaid a total amount of $152.0 million with respect to these loans, including accrued interest of $47.7 million.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at June 30, 2015, the cumulative amount of such funding was $751.1 million, representing approximately 34% of invested common share equity; unrecognized interest on the funding amounted to $199.1 million.

Operational outlook

A planned concentrator shutdown at Oyu Tolgoi was successfully completed in July 2015. Initial assessment of the improvement projects completed appears positive.

Production of higher-grade ore is expected to continue into the second half of 2015. Oyu Tolgoi’s metal production, especially gold, is strongly dependent on the proportion of ore treated from the high-grade zone. During the second half of the year, copper production is expected to be higher than the first half while gold production is expected to moderate as grades begin to decline in the later part of Q3’15. Turquoise Hill continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015.

Sales contracts have been signed for 100% of Oyu Tolgoi’s expected 2015 concentrate production.

Q2’15 exploration

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options; in particular looking for shallower targets. Historical datasets are added to and reinterpreted to enable future discovery.

B.	SOUTHGOBI – HELD FOR SALE

On April 23, 2015, the Company completed sale of 48.7 million shares in SouthGobi to Novel Sunrise Investments Limited (NSI) at a price of C$0.35 per common share payable in cash, and on June 3, 2015 a further 1.7 million shares were sold to NSI at a price of C$0.35 per share. Half of the aggregate cash proceeds, representing C$8.5 million in total, was received at closing and the balance of approximately C$8.5 million will be payable on the first anniversary of closing. A loss on divestment of $20.2 million has been recorded in Q2’15; the loss arose as a result of the price per share divested being below the quoted share price on which the carrying value was based. The carrying value of the Company’s remaining interest in SouthGobi at June 30, 2015 was $33.1 million based on the quoted share price at that date.

At June 30, 2015, Turquoise Hill owned 54.4 million SouthGobi common shares, representing approximately 22.6% of the issued and outstanding SouthGobi shares at that date.

June 30, 2015	Page	10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

On May 1, 2015, Turquoise Hill announced that a previously announced share purchase agreement with National United Resources Holdings Limited (NUR), which provided for the sale to NUR of 56.1 million shares in the capital of SouthGobi, had expired on April 30, 2015 without the transaction contemplated thereunder having been completed.

At June 30, 2015, SouthGobi is classified as an investment in associate in the Company’s financial statements. Following completion of the sale to NSI, and consequent loss of control such that Turquoise Hill is no longer the largest single shareholder, the Company’s exposures in relation to its investment in SouthGobi include, but are not wholly limited to: factors having an impact on fair value, and ability to complete divestment of its remaining interest in the future; and possible recognition of a proportionate share of losses and liabilities of SouthGobi. Please refer to Section 12 – RISKS AND UNCERTAINTIES – on page 17 of this MD&A.

C.	OTHER EXPLORATION

Desk top studies, data compilation and detailed satellite imagery interpretation are in progress for an orbit area approximately surrounding Oyu Tolgoi. An induced polarization survey on Turquoise Hill’s Teregt licence (bordering the south of the Oyu Tolgoi licences) was conducted. While the results have not yet been fully analyzed, initial interpretation did not yield further exploration targets. A service agreement is in place with Rio Tinto Holdings (Exploration), under which they provide exploration services to the Company. This agreement benefits Turquoise Hill by allowing access to Rio Tinto’s global expertise, knowledge base and skills.

D.	CORPORATE ACTIVITIES

Election of directors

The nominees set forth in the Company’s management proxy circular dated March 20, 2015 were elected as directors of Turquoise Hill at the Annual Meeting of Shareholders, which took place on May 8, 2015.

Series D Warrants expire unexercised

The Company’s Series D and Anti-Dilution Series D Warrants (the Warrants) expired on May 22, 2015 unexercised. The Warrants were acquired by Rio Tinto in conjunction with the 2012 Memorandum of Agreement. The Series D Warrants were exercisable to purchase 74,247,460 common shares of the Company at a price of $8.20 per common share. The Anti-Dilution Series D Warrants were exercisable to purchase 74,247,460 common shares of the Company at a price of $4.31 per common share.

E.	CORPORATE ADMINISTRATIVE EXPENSES AND OTHER

Corporate operating expenses.  Corporate operating expenses in Q2’15 were $38.3 million, compared with net operating income of $16.1 million in Q2’14, as prior periods’ net smelter royalty receivables of $42.3 million were written off following agreement reached on the Underground Mine Development and Financing Plan on May 18, 2015. This adjustment is eliminated on consolidation within total operating expenses reported in the Company’s consolidated income statement.

Corporate administrative expenses.  Corporate administrative costs in Q2’15 were $5.8 million, a decrease of $2.7 million from Q2’14 ($8.5 million), mainly due to lower employee and consulting costs as the Company continued to focus on core operations.

Other income (expense).  Other expenses in Q2’15 include a charge of $36.8 million for the write-off of net smelter royalty acquired from BHP Billiton in 2003, following agreement reached on the Underground Mine Development and Financing Plan on May 18. In June 2015, Turquoise Hill divested a total of 5.3 million shares of Ivanhoe Mines Ltd (Ivanhoe) resulting in a loss of $0.9 million during Q2’15. This follows divestment in February 2015 of 22.9 million Ivanhoe shares which resulted in a loss of $8.1 million recorded during Q1’15.

June 30, 2015	Page	11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

4.	LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2015, Turquoise Hill held consolidated cash and cash equivalents of $1.2 billion, consolidated working capital (inclusive of cash and cash equivalents) of $1.3 billion and an accumulated deficit of $4.7 billion.

Cash flow

Operating activities.  A total of $239.2 million of cash was generated from operating activities in Q2’15, reflecting: cost improvements as Oyu Tolgoi continued to optimize operations; working capital efficiencies; and increased deferred revenue arising from receipts relating to sales shipments not yet collected from the warehouse by customers.

Investing activities.  Cash used in investing activities totalled $25.8 million in Q2’15. Property, plant and equipment purchases of $35.2 million related mainly to Oyu Tolgoi sustaining activities (including deferred stripping and construction of tailings storage facility). Capital expenditure was partly offset by proceeds from divestment of shares in SouthGobi and Ivanhoe Mines Ltd.

Financing activities.  There was no significant financing activity during Q2’15.

Liquidity and capital resources

On March 19, 2015, Oyu Tolgoi signed a secured $200.0 million revolving credit facility with five banks, replacing an unsecured $200.0 million revolving facility signed on February 24, 2014, which matured on February 24, 2015. Amounts drawn under the facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The revolving credit facility matures on March 19, 2016. At June 30, 2015, no amounts had been drawn down on the facility.

Turquoise Hill believes that, based on its current cash position, cash generated from operation of the Oyu Tolgoi mine, and the $200.0 million revolving credit facility, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months. Carrying out the underground development and further exploration of the Oyu Tolgoi mine and other mineral properties depends upon the Company’s ability to obtain financing.

In late February 2013, the boards of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) approved their respective participation in project financing of the Underground Development. On April 17, 2013, Rio Tinto signed commitment letters with 15 global commercial banks that locked in pricing and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States. Following agreement reached on the Underground Mine Development and Financing Plan on May 18, 2015, efforts are underway to re-engage members of the original syndicate for arrangement of project financing.

Project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Government of Mongolia.

June 30, 2015	Page	12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	June 30, 2015	December 31, 2014

Financial Assets
Cash and cash equivalents	$1,166,867	$862,755
Available-for-sale:
Long-term investments	10,725	34,325
Cost method:
Long-term investments	115	115
Loans and receivables:
Trade and other receivables	14,285	14,519
Due from related parties	15,015	7,864

Financial Liabilities
Trade and other payables	168,542	185,852
Payable to related parties	36,910	53,784

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•

Long-term investments – Fair values of freely tradable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Fair values of long-term investments with trading restrictions have been determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

Turquoise Hill is exposed to credit risk with respect to its accounts receivable, other long-term investments and cash and cash equivalents. The significant concentrations of credit risk are with counterparties situated in Mongolia, China, the United Kingdom and Canada.

Turquoise Hill is exposed to United States interest-rate risk with respect to the variable rates of interest receivable on cash and cash equivalents

5.	SHARE CAPITAL

As at August 5, 2015, the Company had a total of:

•	2,012,309,019 common shares outstanding;

•

2,573,076 incentive stock options outstanding, with a weighted average exercise price of C$12.29 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.41 to C$23.75 per share.

6.	OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 4 – LIQUIDITY AND CAPITAL RESOURCES – on page 12 of this MD&A.

June 30, 2015	Page	13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Copper market

Commodity prices are a key driver of Turquoise Hill’s future earnings. Copper prices fell sharply in July 2015, dropping to as low as $2.34 per pound late in the month following the selloff in Chinese equity markets and concerns of slowing demand, combined with increased expectations that the US Federal Reserve will start monetary tightening. Market dynamics are expected to remain volatile in the second half of the 2015; however underlying demand could improve as the Chinese property market stabilizes and government policy becomes more supportive.

Spot treatment and refining charges were stable at $80/8 as Chinese smelters are well-supplied by long contract cargoes. In July 2015, gold prices decreased approximately 7.0%, reaching a five-year low of $1,092 per ounce by the end of the month due to heightened expectations of an increase in US interest rates.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products; however, Iong-term sales contracts based on international terms have been signed on a substantial portion of the Oyu Tolgoi mine’s concentrate production.

Exchange Rates

Oyu Tolgoi’s sales are settled in U.S. dollars, while a significant portion of its expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on Turquoise Hill’s operating margins, unless such fluctuations are offset by related changes to commodity prices.

7.	OFF-BALANCE SHEET ARRANGEMENTS

During the three months ended June 30, 2015, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

8.	CONTRACTUAL OBLIGATIONS

As at June 30, 2015, there were no significant changes in Turquoise Hill’s contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2014.

9.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards (IFRS) requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the condensed interim consolidated financial statements for the three months ended March 31, 2015. The Company’s significant accounting policies and the estimates derived therefrom identified as being critical under IFRS are substantially unchanged from those identified as being critical under U.S. GAAP and disclosed in the Company’s MD&A for the year ended December 31, 2014, and elaborated upon in Section 9 of the MD&A for the three months ended March 31, 2015.

10.	RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective, or are not mandatory for adoption, for the year ending December 31, 2015 and have therefore not been applied in preparing the condensed interim consolidated financial statements.

June 30, 2015	Page	14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

11.	INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed interim consolidated financial statements for the three months ended March 31, 2015 were the Company’s first consolidated interim financial statements prepared in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2014 (Transition Date).

The following outlines the key IFRS transitional impacts on the Company’s financial statements and the impact of the IFRS transition on systems, process, business activities and controls.

Note 26 to the condensed interim consolidated financial statements for the three months ended June 30, 2015 provides more detail on the key U.S. GAAP to IFRS differences, the accounting policy decisions and the application of IFRS 1 – First Time Adoption of International Financial Reporting Standards.

Transitional financial impact

On adoption of IFRS, the Company has adjusted amounts reported previously in financial statements prepared in accordance with U.S. GAAP.

The impact of the transition to IFRS on total equity is outlined in the table below for the comparative period end dates presented:

Reconciliation of equity	December 31, 2014	June 30, 2014	January 1, 2014

Equity under U.S. GAAP	$7,576,725	$7,650,544	$4,578,086
IFRS adjustments to equity:
Non-current inventories	(110,330)	(118,162)	(103,892)
Deferred stripping costs (Oyu Tolgoi)	42,395	16,314	9,442
Deferred stripping costs (SouthGobi)	-	101,132	96,063
Available for sale equity investments	873	5,452	14,331
Loans receivable	4,509	6,541	13,024
Decommissioning obligations	(1,703)	(1,990)	(1,614)
Income taxes	-	1,464	4,547
Rights offering	-	-	928,280
Consolidation and classification of SouthGobi	55,986	-	-
Other	10	(455)	735
Total IFRS adjustments to equity	$(8,260)	$10,296	$960,916
Total equity under IFRS	$7,568,465	$7,660,840	$5,539,002

June 30, 2015	Page	15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The impact of the transition on comprehensive income is outlined in the table below for the comparative periods presented:

Reconciliation of total comprehensive income (loss)	Six months ended June 30, 2014	Three months ended June 30, 2014

Comprehensive loss under U.S. GAAP	$(173,934)	$(53,636)
IFRS adjustments to income (loss):
Non-current inventories	(14,269)	(8,628)
Deferred stripping costs	11,940	7,032
Decommissioning obligations	(376)	(134)
Available for sale equity investments	-	-
Loans receivable	-	122
Income taxes	(8,676)	(1,408)
Rights offering	34,034	-
Consolidation and classification of SouthGobi	-	-
Other	343	308
IFRS adjustments to comprehensive income (loss)
Investments in securities available for sale	(8,879)	(4,392)
Loans receivable	(6,483)	(3,488)
Income taxes	5,593	54
Total IFRS adjustments to comprehensive loss	$13,227	$(10,534)
Comprehensive loss under IFRS	$(160,707)	$(64,170)

As there has been no change in the net cash flows, no reconciliations have been prepared. The changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows.

Financial statement presentation changes

The Company has also changed the presentation of certain items in its condensed interim consolidated financial statements for June 30, 2015 as compared to its financial statements previously published in accordance with U.S. GAAP.

•	Mining royalties are now included within operating expenses where previously they were netted against revenues.
•	Accretion expense for decommissioning obligations is included within finance costs where previously it was shown separately on the face of the statement of operations; and
•

Deferred income tax liabilities for withholding taxes on intercompany interest payments is now classified as non-current deferred income taxes where previously they were included in accounts payable and accrued liabilities as withholding tax payable.

Systems, processes and business activities

The Company has assessed the impact of the IFRS transition on systems and processes, including an assessment on information technology systems and internal controls and implemented changes required as a result. These changes were not significant.

The Company applied its existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Company’s Audit Committee.

Post-implementation

During post-implementation, the Company will continue to monitor the changes to IFRS in future periods. The Company notes that the standard-setting bodies that determine IFRS have significant ongoing projects that could

June 30, 2015	Page	16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

impact the IFRS accounting policies that Turquoise Hill has selected. The Company has processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

12.	RISK AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged, other than that which is described below, from those disclosed in its MD&A for the year ended December 31, 2014 ( 2014 MD&A) and in its Annual Information Form (AIF) dated March 20, 2015 in respect of such period.

Following partial divestment of SouthGobi to NSI on April 23, 2015, the Company no longer consolidates its interest in SouthGobi. Crystallization of the risks described below and in the 2014 MD&A and AIF could nevertheless result in the Company recognizing a proportionate share of additional liabilities and losses, or disclosure of contingent liabilities and commitments with respect to its remaining ownership of SouthGobi.

If SouthGobi fails to generate sufficient operating cash flows, secure additional capital or otherwise restructure or refinance its business in order to address its cash requirements through June 30, 2016, SouthGobi will not have adequate liquidity to fund its operations and meet its obligations (including its debt payment obligations); it may therefore not be able to continue as a going concern and may be forced to seek relief under applicable legislation (or an involuntary petition for bankruptcy relief or similar creditor action may be filed or taken against it). Similarly, if appeals by or litigation against SouthGobi are not concluded in its favour, SouthGobi’s ability to continue as a going concern would likely be impaired and additional liabilities could arise. Therefore, SouthGobi has sought, and continues to actively seek, additional sources of financing to continue operating and meet its objectives.

At June 30, 2015 the Company recorded its investment in SouthGobi at a carrying value of $33.1 million, being the lower of cost and Fair Value less Cost to Sell (FVLCS) in accordance with the measurement requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and IAS 39, Financial Instruments: Recognition and Measurement, and based upon a quoted share price of C$0.80. As the quoted price per share fluctuates, the Company will record charges or credits in its income statement for the future reporting periods in which it continues to classify SouthGobi as an associated company within assets held for sale. The Company may also be required in the future to record further income statement adjustments with respect to its remaining holding in SouthGobi.

13.	RELATED-PARTY TRANSACTIONS

Transactions with Rio Tinto

As at June 30, 2015, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2014: 50.8%).

June 30, 2015	Page	17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The following table presents the consolidated balance sheet line items which include amounts due from or payable to Rio Tinto:

(Stated in $000’s of dollars)	June 30 2015	December 31, 2014	January 1, 2014

Cash and cash equivalents (i)	$739,758	$711,468	$-
Due from related parties	4,588	7,864	5,070
Payable to related parties:
Management services payment (ii)	(6,682)	(7,729)	(100,569)
Cost recoveries (iii)	(30,228)	(46,055)	(75,237)
Standy purchaser fee (iv)	-	-	(71,886)
Interest payable on long-term debt (v)	-	-	(13,530)
Interim funding facility (v)	-	-	(1,789,787)
New bridge facility (v)	-	-	(339,475)
	707,436	665,548	(2,385,414)

The following table summarizes transactions with Rio Tinto by their nature:

(Stated in $000’s of dollars)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Interest income on demand deposits (i)	$309	$-	$555	$-
Costs recoveries - Turquoise Hill	1,281	305	2,381	882
Financing costs:
Commitment fees	-	-	-	(224)
Interest expense (vi)	-	-	-	(4,903)
Management services payment (ii)	(3,964)	(7,143)	(11,155)	(13,508)
Costs recoveries - Rio Tinto (iii)	(16,074)	(24,235)	(24,727)	(40,541)
	$(18,448)	$(31,073)	$(32,946)	$(58,294)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may, from time to time, deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. Cash and cash equivalents at June 30, 2015 included short term deposits, net of withdrawals, made between December 2014 and June 2015 with wholly owned subsidiaries of Rio Tinto totalling $739.8 million. The deposits earned interest at an average market rate equivalent and were required to be repaid, in whole or in part, to the Company on demand.

(ii)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment (MSP) to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing of the Underground Mine Development and Financing Plan on May 18, 2015, the percentage applied to capital costs of the underground development is 1.5%, and the percentage applied to operating costs and capital related to current operations is 3%. Adjustments for the impact of these percentages to MSPs made in previous periods are included in the amount for the three months ended June 30.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(iv)	In Q1’14, the Company recognized a derivative gain of $1.1 million associated with re-measuring the standby purchaser fee liability.

(v)

In Q1’14, the Company used $2.2 billion of the net proceeds from the rights offering that closed in January 2014 to repay all amounts outstanding on the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($402.6 million).

June 30, 2015	Page	18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(vi)

The terms of the Rio Tinto credit facilities include gross-up provisions for withholding taxes. Accordingly, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

Transactions with SouthGobi

As at June 30, 2015, Turquoise Hill’s equity ownership in South Gobi was 22.6%. Prior to the sale of 48.7 million shares on April 23, 2015, SouthGobi was classified as a consolidated subsidiary, and transactions between the Company and SouthGobi were eliminated on consolidation and were therefore not reported as related party transactions. At June 30, 2015, $10.4 million was due from SouthGobi.

There were no amounts payable to companies related to Turquoise Hill by way of directors, officers or shareholders in common.

The above noted transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	NON-GAAP MEASURES

The Company’s financial results are prepared in accordance with IFRS. In addition, the Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ in some aspects from equivalent measures provided by other issuers.

Cash operating costs

This measure comprises Oyu Tolgoi cash operating costs, and is presented in order to provide investors and other stakeholders in the Company with a greater understanding of performance and operations at Oyu Tolgoi. The measure of cash operating costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of by-product credits. It is provided in order to support peer group comparability and to provide investors and other stakeholders useful information about the underlying cash costs of Oyu Tolgoi and the impact of by-product credits on the operations’ cost structure. C1 cash costs is relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these by-products.

Turquoise Hill’s principal metal product is copper, and C1 cash costs are reported for Oyu Tolgoi only.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product over the life-cycle of its operations. The measure seeks to reflect the full cost of copper production from current operations and as a result development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows

June 30, 2015	Page	19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total cash operating costs, C1 cash costs and all-in sustaining costs, is provided below.

	Oyu Tolgoi C1 Costs

	June 30, 2015	March 31, 2015	June 30, 2015
C1 costs (US$‘000)	(Three months)	(Three months)	(Six months)
Production and delivery	147,446	173,944	321,390
Change in inventory	17,276	(36,827)	(19,551)
Other operating expenses	94,066	93,543	187,609
Less:
- Impairment / write-down of inventory	25,625	(16,381)	9,245
- Depreciation	(3,766)	(2,542)	(6,308)
Management services payment to Turquoise Hill	3,964	7,191	11,155

Cash operating costs1.	284,612	218,928	503,540

Cash operating costs: $/lb of copper produced	2.33	2.96	2.57
Adjustments to cash operating costs2.	5,120	23,760	28,879
Less: Gold and silver revenues	(200,994)	(235,920)	(436,914)

C1 costs (US$‘000)	88,738	6,768	95,505

C1 costs: $/lb of copper produced1.	0.73	0.09	0.49

All-in sustaining costs (US$‘000)
Corporate administration	5,797	3,502	9,299
Asset retirement expense	513	1,943	2,457
Royalty expenses	49,775	21,880	71,655
Non current stockpile and stores write-down reversal	(25,625)	16,381	(9,245)
Other expenses	2,300	588	2,887
Sustaining cash capital including deferred stripping	32,498	20,283	52,781

All-in sustaining costs (US$000)	153,995	71,345	225,340

All-in sustaining costs: $/lb of copper produced	1.26	0.96	1.15

1.	C1 costs for the three months ended June 30, 2015 include applicable one-time charges and adjustments of $16.7 million, as a result of signing the Underground Plan on May 18, 2015. Before recording these items, C1 costs were $72.0 million and $78.8 million respectively for the three and six month periods ended June 30. C1 costs were $0.59 and $0.40 per lb of copper produced. Please refer to Section 3 – REVIEW OF OPERATIONS – on page 6 of this MD&A for discussion of the Underground Plan.
2.	Adjustments to cash operating costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

15.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the six months ended June 30, 2015, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s CEO and CFO assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2014 in accordance with Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s CEO and CFO plan to assess the effectiveness of internal controls over financial reporting at December 31, 2015 in accordance with the revised framework issued by the COSO in 2013.

16.	QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as Chief Adviser, Geology and Resource Estimation. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

June 30, 2015	Page	20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

17.	CAUTIONARY STATEMENTS

Language Regarding Reserves and Resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2014, and other continuous disclosure documents filed by the Company since January 1, 2014 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for mineral resources and mineral reserves (CIM Standards). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the SEC), and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Mineral reserves estimates included herein may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

18.	FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”,

June 30, 2015	Page	21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

“estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; discussions with the Government of Mongolia; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the completion of the Tavan Tolgoi power plant project and the availability of a long-term power source at a reasonable cost, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the adherence to and implementation of the terms of the Underground Plan. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine; adherence to and implementation of the terms of the Underground Plan; the approval of the underground feasibility study by Oyu Tolgoi LLC’s shareholders, the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the underground feasibility study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

development of the underground component of the Oyu Tolgoi mine have been delayed to allow matters with the Government of Mongolia to be resolved and a new timetable agreed. These delays can impact project economics.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 17 of this MD&A. Such estimates and statements are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Mine and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the AIF.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

June 30, 2015	Page	24